United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant: J. Alexander’s Holdings, Inc.

2.	Name of person relying on exemption: MARATHON PARTNERS EQUITY MANAGEMENT, LLC

3.	Address of person relying on exemption: One Grand Central Place 60 East 42nd Street, Suite 2306 New York, New York 10165

4.	Written materials: The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

 ________________________________

MARATHON PARTNERS ANNOUNCES OPPOSITION TO J. ALEXANDER’S PROPOSED ACQUISITION OF 99 RESTAURANTS, LLC IN LETTER TO THE BOARD

Calls the Transaction One of the “Most One-Sided, Conflicted Deals We Have Seen in 25 Years of Investing”

Highlights Several Severe Flaws with the Merger that Blatantly Favors 99 Restaurants’ Parent Company at the Expense of J. Alexander’s Shareholders, including:

  Complete Lack of Independence of J. Alexander’s Board where Every Member Is Affiliated in Some Way or Another with 99 Restaurants’ Parent Company, Fidelity National Financial
  No Special Committee Formed to Evaluate the Transaction Against other Available Alternatives to Maximize Shareholder Value
  Rare No-Shop Provision for an Acquirer that Prevents J. Alexander’s from Seeking a Better Deal for Shareholders
  Transaction Undervalues J. Alexander’s and Makes Use of Overly Generous Accretion Analysis in Attempt to Justify What Is an Unfortunate Deal for J. Alexander’s Shareholders

Reminds J. Alexander’s Board That Its Responsibility Is to Maximize Value for its Own Shareholders Rather Than Hand Control Over to Fidelity National Financial with No Premium for Shareholders

NEW YORK (September 26, 2017) -- Marathon Partners Equity Management, LLC, together with its affiliates (“Marathon Partners”), one of the largest shareholders of J. Alexander’s Holdings, Inc. (NYSE: JAX) (“J. Alexander’s” or the “Company”), with an ownership position of approximately 6.3% of the outstanding shares, announced today that it has delivered a letter to the Board of Directors of J. Alexander’s expressing serious concerns regarding the proposed transaction between J. Alexander’s and 99 Restaurants, LLC (“99 Restaurants”), a majority-owned enterprise of Fidelity National Financial, Inc (“FNF”). On August 4, 2017, J. Alexander’s and FNF announced a definitive agreement under which J. Alexander’s will acquire 99 Restaurants in an all-stock transaction valued at approximately $199 million, including the assumption of $20 million in net debt, and following which FNF will own approximately 52.5% of the outstanding shares of capital stock of J. Alexander’s.

The full text of the letter follows:

September 26, 2017

Board of Directors, c/o Corporate Secretary

J. Alexander’s Holdings, Inc.

3401 West End Avenue, Suite 260

P.O. Box 24300

Nashville, Tennessee 37202

Dear Board Members:

Our firm, Marathon Partners Equity Management, LLC (“Marathon Partners”), is a long-term oriented investment firm that seeks to deploy capital in undervalued securities. We have been shareholders of J. Alexander’s Holdings, Inc. (“J. Alexander’s” or the “Company”) since the spin-off from Fidelity National Financial Inc.’s tracking shares (“FNF”) approximately two years ago. We have increased our ownership over time and currently control in excess of 900,000 shares of J. Alexander's, making us one of the Company’s five largest shareholders.

Our investment in J. Alexander’s was predicated on a number of factors, including the critical belief that it would be run by the board of directors (the “Board”) as an independent company and free to pursue the best interests of its shareholders. After reviewing the proposed merger between J. Alexander’s and 99 Restaurants, LLC (“99 Restaurants”), we now question that initial assumption. We believe the proposed transaction is overly accommodating to the interests of FNF and other affiliated entities and clearly not in the best interests of J. Alexander's shareholders. Further, we are highly concerned the Board’s deep and active ties to FNF are hindering the pursuit of alternative options that could potentially result in better outcomes for shareholders. Therefore, we are strongly opposed to the proposed transaction.

We have several concerns regarding the proposed transaction and note numerous deficiencies that we believe contributed to this ill-advised and poorly-timed decision:

•	J. Alexander’s lacks independent directors in respect to the proposed transaction. All Board members are affiliated with FNF – the majority owner of 99 Restaurants – or one of its subsidiaries.
•	No special committee was formed to evaluate the proposed transaction or to consider other value-enhancing alternatives that might prove superior for shareholders.
•	The Board supports a transaction that relinquishes control of the Company but delivers no premium to shareholders.
•	The Board agreed to a no-shop provision on itself, despite being the buyer. This highly unorthodox decision was potentially very costly to shareholders and particularly troubling given the Board’s close ties to FNF.
•	We estimate J. Alexander’s intrinsic value ranges from $13 to $15 per share, significantly higher than the $11 used by the Board to underpin the proposed transaction.
•	There is little strategic rationale for combining 99 Restaurants with J. Alexander’s given the nature of the two distinctly contrasting dining concepts.
•	The 2016 combined operations earnings accretion analysis presented by management in support of the transaction is overly generous in its assumptions. A more balanced and realistic analysis produces significantly less earnings accretion than management has estimated, and other factors also pose risks to any earnings accretion envisioned from the proposed transaction.

Given the Board members’ willingness to allow for a change of control at J. Alexander’s, we believe the Board should delve deeper into the evaluation of strategic alternatives, including a potential sale of the Company. We believe such an outcome would likely generate a much higher risk-adjusted return versus the proposed transaction with FNF-controlled 99 Restaurants.

Poor Corporate Governance Led to a Severely Flawed Process

The J. Alexander’s Board, in its entirety, serves in various roles at FNF and related entities that own 99 Restaurants. It is highly disconcerting the Company does not have a single, truly independent or disinterested director to review this unusual transaction advanced by FNF.

J. Alexander’s Board of Directors – Related Party Conflicts
J. Alexander’s Holdings (NYSE: JAX)	Fidelity National Financial (NYSE: FNF) Fidelity National Financial Ventures Group (NYSE: FNFV)	Fidelity Newport Holdings (“FNH”)	Newport Global Advisors	Black Knight Advisory Services
Board of Directors	Director/Executive	Director	CEO	Member
Lonnie Stout, CEO		x		x
Timothy Janszen		x	x
Ronald Maggard		x
Frank Martire, Chairman		x
Raymond Quirk	x
Douglas Ammerman	x

Notes:

-	Fidelity National Financial Ventures Group (FNFV), a tracking stock of Fidelity National Financial, Inc. (FNF), owns a 55% interest in Fidelity Newport Holdings, LLC (FNH).
-	FNH is the owner and operator of 99 Restaurants and other restaurant concepts.
-	Newport Global Advisors owns a minority interest in both FNH and J. Alexander’s.
-	Mr. Stout owns an 11.76% interest in Black Knight Advisory Services which provides consulting services to J. Alexander’s.

Source: J. Alexander’s Holdings, Inc. Proxy Statement, 2017.

We understand a special committee was not formed to evaluate the transaction or to consider other alternatives to the proposal presented to J. Alexander's. Given the obvious conflicts of interest, substantial ownership dilution, and change of control present in this transaction, the formation of a special committee to evaluate all alternatives would seem perfunctory.

We are perplexed as to why the Board would agree to a no-shop provision despite J. Alexander’s role as the buyer in this transaction. It would be extremely difficult for a seller (99 Restaurants & FNF in this case) to extract a no-shop provision from a buyer in an arm's length transaction, and so, it appears to be a favor given to FNF and other related entities at the expense of J. Alexander’s shareholders. Further, the timing of the no-shop provision could not have been worse, as J. Alexander’s was close to exiting its two-year restrictive period which would enable it to freely pursue a change of control transaction. These rights were therefore very valuable, particularly at this moment in time.

This transaction is amongst the most one-sided, conflicted deals we have seen in twenty-five years of investing. Essentially, the Board is recommending shareholders sell control of J. Alexander's to another entity its Board has deep ties to, for no premium, while simultaneously restricting other options available to enhance shareholder value. The Board’s recommendation for this transaction makes it appear as if FNF still maintains control over J. Alexander’s despite FNF’s divestiture of the business two years ago. We are hard-pressed to understand how the Company’s directors supported such a transaction.

J. Alexander’s Intrinsic Value

We are disappointed that J. Alexander’s used $11 per share as “fair value” for the transaction. We believe fair value lies significantly higher and that the Board’s actions over time support this assertion.

Since the spin-off, J. Alexander’s has repurchased over 300,000 shares at an average price of $10.47. We logically assume the Board believes this was an attractive use of capital and that the buybacks were executed at a significant discount to J. Alexander’s intrinsic value. For example, if the Board believed the shares were repurchased at a 20% to 30% discount to intrinsic value, this would imply a fair value range from $13 to $15 per share as opposed to the “fair value” of $11 being used as the cornerstone of this transaction. We believe intrinsic value has only improved since the share repurchases, as recent operating results have exceeded expectations and management raised 2017 guidance earlier this year.

Unlike many operators, J. Alexander’s owns the land under approximately 40% of its restaurants. Considering the last re-valuation of its real estate holdings occurred five years ago, a fair value well above its $20 million carrying value may be warranted. This asset represents a meaningful percentage of the current market capitalization, further highlighting the inadequacy of using $11 as fair value in the proposed transaction.

We are certain that the Board will secure a fairness opinion stating that fair value lies in proximity to where it seeks to justify this transaction. Despite that, we believe the range of $13 to $15 is a reasonable approximation of J. Alexander’s intrinsic value per share that is supported by a variety of valuation methodologies.

Limited Strategic Fit to 99 Restaurants

We believe J. Alexander’s and the privately held Hillstone Restaurant Group are among the best national operators of upscale restaurant chains. The restaurant industry is extremely competitive, and brands have great difficulty remaining relevant amidst changing consumer preferences over time; however, J. Alexander’s is a quasi-institution in many of its markets and has built tremendous goodwill amongst its customers. It has steadfastly maintained a high level of service and food quality over time – in excess of twenty years in some markets – and has earned permission from its consumers to raise prices in order to offset cost increases. Recently, J. Alexander’s embarked on a growth phase again, and given the Company’s track record and strength of operations, we believe the business is a unique and valuable asset, especially to the right party who would understand and appreciate its business model.

99 Restaurants operates in a very different area of casual dining than J. Alexander’s. Its units are located in the very competitive Northeast corridor of the country. The average ticket for 99 Restaurants was $15.82 in 2016, significantly less than J. Alexander’s average tickets of $30.41 and $44.13 for its two main concepts. Its customers are much more price sensitive and value-focused than J. Alexander’s. Given J. Alexander’s much higher food quality, coupled with the fact that there is no geographic overlap with 99 Restaurants, we question the value of combining these two very different concepts. J. Alexander’s management team has also stated that 99 Restaurants will continue to operate out of its existing headquarters in Massachusetts which will limit expense reduction opportunities.

FNF’s initial decision to separate J. Alexander’s from 99 Restaurants and other casual dining concepts just two years ago supports the notion that there is little strategic rationale for combining these two very different businesses. In documents filed with the Securities and Exchange Commission at that time, FNF shared its reasoning for spinning-off J. Alexander’s. Excerpts from this section are as follows:

•	Holders of FNFV common stock will benefit from portfolio clarity as separating our upscale dining concepts business from FNF’s other business will allow each management team greater flexibility to pursue growth strategies and allocate capital appropriately within their respective market opportunities;
•	Upscale dining is a large and fast growing market with different valuation methodologies, capital requirements and marketing efforts, and we are well-positioned to capitalize on this opportunity;

•	The upscale dining industry has rebounded substantially since 2009, and FNF concluded that we are uniquely positioned to execute against opportunities throughout the United States.

Source: J. Alexander’s Holdings, Inc., Form 10-12B/A, September 9, 2015, p. 67.

Questionable Timing

Since 2015, FNF has explored strategic alternatives for its Restaurant Group which has significantly underperformed according to its conference calls. FNF has also expressed its desire to entirely exit the restaurant space, which makes us question why they did not sell 99 Restaurants to a non-affiliated party that is geographically or strategically aligned with the value side of casual dining. It is also no secret that the casual dining space has faced an extremely difficult environment marked by rising costs, flat-to-declining comparable sales, and shifts in dining habits over the past few years. Mr. Stout expressed his view of the casual dining space on J. Alexander’s Q2 2017 conference call, describing it as “a segment of the industry that’s in serious trouble.” We concur, and while Mr. Stout considers 99 Restaurants an “exception to a lot of this” presumably due to their strong same-store sales in 2015 and 2016, FNF has now approached J. Alexander’s to acquire 99 Restaurants at a time when guest traffic and same-store sales have deteriorated and turned negative for the first half of 2017.

Source: Fidelity National Financial, Inc.’s Quarterly Earnings Press Releases, 2015 – 2017.

We are concerned that 99 Restaurants may have reached an inflection point where its ability to pass on rising costs to customers is diminished. This is particularly worrisome given 99 Restaurants low average ticket size and concentration in the Northeast where rising labor costs may begin to increasingly challenge local operators. For a mature casual dining restaurant chain that caters to price conscious diners, this trend is troubling.

Deceptive Earnings Accretion Analysis

Management expects tremendous earnings accretion from the proposed transaction. The following was shared in the merger Q&A document:

“Had the transaction occurred at the beginning of fiscal 2016, and using a set of assumptions detailed in Exhibit 1 attached, we estimate that diluted earnings per share would have been $0.70 on a combined basis, or a 49% improvement over the $0.47 reported for the Company for 2016.”

Source: J. Alexander’s Holdings, Inc., 99 Restaurants Merger – Q&A, August 10, 2017, p. 2.

We believe management’s assumptions are overly generous and overstate the level of accretion. When a more realistic set of assumptions are made, it appears to us that this transaction is significantly less accretive to 2016 earnings than management has presented, as it:

•	Adds back costs associated with the profits interest plan that are fully contingent on J. Alexander’s share price;
•	Does not reflect any costs related to a new equity incentive plan for executives;
•	Fails to show the real costs of eliminating the items that are being added back;
•	Ignores the fact that faster growing J. Alexander’s is more heavily burdened by pre-opening costs of new restaurants versus 99 Restaurants; and
•	Does not contemplate the market may value the combined operations differently when 99 Restaurants, a slower growing casual restaurant concept, is added to J. Alexander’s upscale portfolio.

A large portion of the accretion from management’s analysis is coming from the elimination of costs associated with the profits interest plan in the management consulting agreement with Black Knight Advisory Services, LLC (“Black Knight”), an entity controlled by William Foley, Lonnie Stout, and other FNF-affiliated individuals. It strikes us as disingenuous to add back this expense and credit the transaction for the resulting accretion considering this expense is contingent upon the Company’s share price. At the current price of approximately $10 per share, Black Knight is not entitled to receive any shares of J. Alexander’s as compensation, and as a result, this expense is greatly diminished with or without the transaction at this time.

The proposed transaction will accelerate the vesting of existing options used to incentivize the management team. In its analysis, management adds back the expenses associated with the options for the executive team without contemplating a replacement plan. It seems unlikely that J. Alexander’s will be able to retain high-quality executives at historical rates without replacing the incentive instruments that will be eliminated in this transaction. On that basis, simply adding back this expense and counting it as earnings accretion in the transaction seems unrealistic.

In its exhibit, management failed to show the upfront costs and charges that would be associated with eliminating Black Knight’s consulting fee (3% of adjusted EBITDA paid in cash annually) and other accelerated items. This is a favorable assumption that ignores the one-time charges that would occur in the initial period.

Separately, management has stated that the transaction will be “significantly accretive” to 2018’s earnings. Management’s estimates for 2018 accretion are highly sensitive to same-store sales assumptions, a metric that has trended down and turned negative for 99 Restaurants in the first half of 2017. For illustrative purposes, we estimate that a 1% to 1.5% decline in sales for 99 Restaurants from 2016’s results would lower earnings per share results by $0.05 to $0.11 or approximately 7% to 16% from management’s 2016 combined operations analysis.

Earnings accretion alone is not the sole determining factor of whether or not a transaction is worth pursuing. Business quality, growth prospects, and broader industry dynamics all play a material role in how investors value any potential earnings accretion. On this basis, we believe it is obvious that 99 Restaurants is a significantly less attractive property than J. Alexander’s. Any subsequent compression of valuation of the combined company would serve to lower the benefit of any potential earnings accretion from the deal. Given J. Alexander’s more favorable growth prospects and singular focus on the more attractive upscale dining segment, we believe adding 99 Restaurants to the portfolio will lead to a lower valuation of the combined operations versus what would otherwise prevail if J. Alexander’s remained as a stand-alone concern.

Summary

At the time of J. Alexander’s spin-off, FNF had broad discretion to form the new company in any fashion it saw fit. FNF made a conscious decision to structure J. Alexander’s as a completely separate entity and to include only its upscale dining concepts. The decision to spin-off J. Alexander’s in this manner created a clear obligation for the Board to act independently and in the best interests of its own shareholders.

The proposed transaction seeks to re-establish FNF’s control of J. Alexander’s in a manner that is inconsistent with good corporate governance and substantially unfair to the shareholders. The liquidity needs of FNF and its affiliated entities, if any, have absolutely no place in the J. Alexander’s boardroom. We support J. Alexander’s decision to pursue a change in control transaction but believe the Company’s shareholders would have been much better served by expanding the process to potential buyers beyond FNF. We strongly suggest the Board take any necessary actions within the parameters of the current ill-fated transaction to rectify this untenable situation so that it may be free to pursue the interest of other potential suitors.

In our view, engaging and properly incentivizing an investment banker with no ties to FNF to conduct a formal auction process of J. Alexander’s would produce a materially better result than that which you as directors and fiduciaries have negotiated on behalf of shareholders. We suggest that the Board move forward quickly and decisively so that it may reverse the damage and wasted time that has resulted from the proposed transaction.

Please let us know if we can be of any help in this process.

Sincerely,

Mario D. Cibelli

Managing Member

About Marathon Partners:
Marathon Partners Equity Management, LLC is an equity investment firm that deploys capital with a long-term investment horizon.

Investor contact:
Mario Cibelli, (212) 490-0399
http://www.marathonpartners.com

SOURCE Marathon Partners Equity Management, LLC

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Marathon Partners Equity Management, LLC (“Marathon Partners”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Marathon Partners.

PLEASE NOTE: Marathon Partners is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.